UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Changyou.com Limited
(Name of Issuer)

American Depositary Shares, each representing two class A ordinary shares.
 (Title of Class of Securities)

15911M107
 (CUSIP Number)

June 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    15911M107

1	NAMES OF REPORTING PERSONS HSBC Global Asset Management (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

HONG KONG SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0 share
	6	SHARED VOTING POWER
1,262,200 shares
	7	SOLE DISPOSITIVE POWER

0 share
	8	SHARED DISPOSITIVE POWER
1,262,200 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,262,200 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.    15911M107

Item 1(a).	Name of Issuer:
Changyou.com Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:
East Tower, Jing Yan Building, No. 29 Shijingshan Road, Beijing 100043, CHINA

Item 2(a).	Name of Person Filing:
HSBC Global Asset Management (Hong Kong) Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:
L22, HSBC Main Building, No.1 Queen’s Road Central, HONG KONG

Item 2(c).	Citizenship:
A Corporation organized under the laws of Hong Kong, SAR

Item 2(d).	Title of Class of Securities: ---
American Depositary Shares, each representing two class A ordinary shares.

Item 2(e).	CUSIP Number: ---
15911M107

Item 3.	Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
An investment adviser in accordance with 240.13d – 1(b)(1)(ii)(E).

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,262,200 (a) American Depositary Shares

(b)	Percent of class: 12.99%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 0 (b)

	(ii)	Shared power to vote or to direct the vote 1,262,200 (a)

	(iii)	Sole power to dispose or to direct the disposition of 0 (b)

	(iv)	Shared power to dispose or to direct the disposition of 1,262,200 (a)

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depositary Shares of Changyou.com Limited. The interest of one person, HSBC Global Investment Funds, a SICAV domiciled in Luxembourg, in the American Depositary Shares of Changyou.com Limited, amounted to 868,300 American Depositary Shares or 8.938% of the total outstanding American Depositary Shares at June 30, 2011.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

CUSIP No.    15911M107

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

08 July, 2011
Date
For and on behalf of HSBC Global Asset Management (Hong Kong) Limited
By: /s/ Fung Wai Tat
Signature
Fung Wai Tat Associate Director, Compliance
Name / Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall by typed or printed beneath his signature.

Attention : Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)